Filed pursuant to Rule 424(b)(3)
Registration No. 333-143342

EAGLE BROADBAND, INC.

PROSPECTUS SUPPLEMENT NO. 2

TO

REOFFER PROSPECTUS

179,930 SHARES

COMMON STOCK

———————

This Prospectus Supplement supplements the Reoffer Prospectus filed as part of our Registration Statement on Form S-8 on May 29, 2007, and the Prospectus Supplement filed on June 13, 2007, relating to the resale from time to time of up to 179,930 shares of our common stock issued under our 2007 Employee Stock Purchase Plan for the account of the selling shareholders named in the Prospectus.  This Supplement amends and supplements certain information contained in the Prospectus.  We encourage you to read this Supplement carefully with the Prospectus.

Eagle is a provider of broadband, Internet Protocol (IP) and communications technology and services that aim to create new revenue opportunities for broadband providers and enhance communications for government, military and corporate customers.  We leverage years of proven experience delivering advanced IP-based broadband services to provide service provider partners with a way to deliver advanced entertainment, communications and security services to their customers.  Our product offerings include IPTVComplete™, a fast, low cost way for broadband providers to deliver competitive IP video services; the MediaPro line of standard and high definition IP set-top boxes that enable broadband providers and hotel operators to maximize revenues by delivering advanced interactive entertainment services; and the SatMAX® satellite communications system that provides civilian government, military, homeland security and corporate customers with reliable, non-line-of-sight, satellite-based voice and data communications from any location on Earth.

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “EAGB”.  On July 6, 2007, the closing price of our common stock was $0.095 per share.

Investing in our common stock involves a high degree of risk.  You should consider carefully the risk factors listed in the Prospectus and this Supplement before making a decision to purchase our stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 9, 2007

SELLING SHAREHOLDERS

The following table sets forth the name of the selling shareholders, the number of shares of common stock owned by the selling shareholders prior to the offering, the number of shares of common stock offered by the selling shareholders hereunder, the number of shares of common stock to be owned by the selling shareholders if all shares were to be sold in this offering and the percentage of our common stock that will be owned by the selling shareholders if all shares are sold in this offering.  The shares of common stock being offered hereby are being registered to permit public secondary trading and the selling shareholders may offer all, none or a portion of the shares for resale from time to time.

Selling Shareholder	Shares Beneficially Owned Before Offering (1)	Amount Offered	Shares Beneficially Owned After Offering	% Ownership After Offering
David Micek (2)	202,359	39,985	162,374	*
Richard Sanger, Jr. (3)	146,374	139,945	6,429	*

*

Less than 1%

(1)

Ownership is determined as of July 6, 2007 and in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

(2)

Mr. Micek is President and CEO of the company.

(3)

Mr. Sanger is Vice President of Administration of the company.

Up To
179,930
Shares Common Stock

EAGLE BROADBAND, INC.

Prospectus Supplement No. 2

July 9, 2007